Filed Pursuant to Rule 433

Registration No. 333-268013

Final Pricing Term Sheet dated June 8, 2023

6.992% Fixed-to-Floating Rate Senior Notes due 2029

Issuer:	Ally Financial Inc. (“Ally”)

Expected Ratings*:	Baa3 (Stable) / BBB- (Stable) / BBB- (Stable) (Moody’s / S&P / Fitch)

Title of Securities:	6.992% Fixed-to-Floating Rate Senior Notes due 2029 (the “Notes”)

Legal Format:	SEC Registered

Trade Date:	June 8, 2023

Settlement Date**:	June 13, 2023 (T+3)

Final Maturity Date:	June 13, 2029

Aggregate Principal Amount:	$850,000,000

Gross Proceeds:	$850,000,000

Underwriting Discount:	0.450%

Net Proceeds to Ally before Estimated Expenses:	$846,175,000

Fixed Rate Period:	From, and including, June 13, 2023, to, but excluding, June 13, 2028.

Floating Rate Period:	From, and including, June 13, 2028, to, but excluding, the maturity date.

Coupon:

Fixed Rate Period: 6.992% per annum.

Floating Rate Period: Compounded SOFR, determined as set forth under “Description of Notes—Principal Amount; Maturity and Interest—Floating Rate Period” in the preliminary prospectus supplement, plus 326 basis points.

Issue Price:	100.000%

Benchmark Treasury:	3.625% due May 31, 2028

Benchmark Treasury Yield:	3.867%

Spread to Benchmark Treasury:	312.5 bps

Yield to Maturity:	6.992%

Interest Payment Dates:

Fixed Rate Period: Semi-annually, in arrears, on June 13 and December 13 of each year, beginning on December 13, 2023, and ending on June 13, 2028.

Floating Rate Period: Quarterly, in arrears, on September 13, 2028, December 13, 2028, March 13, 2029 and at the maturity date.

Optional Redemption:

The Notes will be redeemable at Ally’s option, in whole or in part, at any time and from time to time, on or after December 10, 2023 (180 days from June 13, 2023) (or, if additional Notes are issued thereafter, beginning 180 days after the issue date of such additional Notes), and prior to June 13, 2028 (the date that is one year prior to the maturity date), at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of:

•  (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed, discounted to the redemption date (assuming that the Notes to be redeemed matured on June 13, 2028 (the date that is one year prior to the maturity date)) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement) plus 50 basis points less (b) interest accrued on the Notes to be redeemed to the date of redemption; and

•  100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

In addition, Ally may, at its option, redeem the Notes (i) in whole but not in part on June 13, 2028 (the date that is one year prior to the maturity date) or (ii) in whole or in part, at any time and from time to time, on or after May 14, 2029 (the date that is 30 days prior to the maturity date), in each case at a redemption price equal to 100% of the aggregate principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

The Notes will not be subject to repayment at the option of the holder at any time prior to maturity.

Day Count Convention:	Fixed Rate Period: 30/360 Floating Rate Period: Actual/360

Business Days:	New York

CUSIP/ISIN Numbers:	CUSIP: 02005N BT6 ISIN: US02005NBT63

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC

Co-Managers:	Lloyds Securities Inc. U.S. Bancorp Investments, Inc. AmeriVet Securities, Inc. Drexel Hamilton, LLC Independence Point Securities LLC Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc.

Denominations:	$2,000 x $1,000

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the Notes will be made in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the third business day following the date of this term sheet. Trades of securities in the secondary market generally are required to settle in two business days, referred to as T+2, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+2 basis, investors who wish to trade the Notes before the second business day prior to the Settlement Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus for the Notes. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus for the Notes to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.